SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 29, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Designation and Issuance of Series B Convertible Preferred Stock; Loan Facility
     On October 29, 2010, in connection with the acquisition of two new building product tankers, Navios Maritime Acquisition Corporation (the “Company”) entered into Subscription Agreements with a third party seller for the issuance of 540 shares of Series B Convertible Preferred Stock (the “Preferred Stock”). The terms and provisions of the Preferred Stock are governed by the Certificate of Designations, Preferences and Rights of the Company (the “Certificate of Designation”) as filed on October 29, 2010 with the Registrar of Corporations in the Republic of the Marshall Islands. The Certificate of Designation, as filed, is attached hereto as Exhibit 1.1 to this Report and is incorporated herein by reference.
     On October 29, 2010, the 540 shares of Preferred Stock were issued to the seller. The Preferred Stock contains a 2% per annum dividend payable quarterly, accruing from January 1, 2011, and commencing payment on March 31, 2011. Accrued but unpaid dividends may be paid upon conversion in accordance with the mandatory conversion terms of the Preferred Stock. The Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock of not less than $25.00. The holder of the Preferred Stock shall have the right to convert the shares of Preferred Stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The Preferred Stock does not have any voting rights.
     In addition, in connection with the acquisition of the two new building product tankers, the Company entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1million each) in order to partially finance the acquisition costs. Each tranche of the facility is repayable in 32 equal quarterly instalments of $0.35 million each with a final balloon payment of $15.1 million to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at (i) prior to the delivery date in respect of the vessel being financed, a rate of LIBOR plus 250 bps and (ii) thereafter, 275 bps. The loan also requires compliance with certain financial covenants. Among other events, it will be an event of default under the loan agreement if the financial covenants are not complied with or the number of shares of common stock controlled by Navios Maritime Holdings Inc., Angeliki Frangou and their respective affiliates, in the aggregate, is less than 20% of the then outstanding shares of common stock. The loan agreement is attached hereto as Exhibit 10.1 to this Report and is incorporated herein by reference.
     The Company issued a Press Release on November 9, 2010 announcing the transactions described above. The Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: November 9, 2010

Exhibits

Exhibit No.	Exhibit
1.1	Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010

10.1	Facility Agreement, dated October 26, 2010, of up to $52.2 million.

99.1	Press Release dated November 9, 2010.